SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST , 2003.
                                          --------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   August 20, 2003                     By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   Date of Material Change

     August 20, 2003

3.   Press Release

     A press release dated August 20, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 20th day of August, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                     August 20, 2003

                   Gravity Survey Defines Multiple Anomalies
                            At IMA's Navidad Project

IMA Exploration Inc. is pleased to announce the results from recently completed gravity and magnetic ground geophysical surveys at its Navidad Project, Argentina. Multiple gravity anomalies have been discovered, the largest and most important of which has a surface footprint of approximately 0.8km x 1.1km and shows an excellent correlation with portions of the previously announced 1.6 x
1.3 km IP chargeability anomaly (see June 25, 2003 news release).

This gravity data strongly supports the previous IP results that indicate the potential for significant extensions to defined surface mineralization both at depth and along strike. The magnetic survey has confirmed that the large chargeability and gravity anomalies are not caused by magnetic minerals such as magnetite or pyrrhotite.

A detailed gravity survey such as this will outline zones where the rocks have higher than average density. Where these gravity anomalies overlap with zones of high IP/chargeability, the likely cause of the combined anomalies is sulphide mineralization with or without barite. Portions of the combined gravity/IP response at Navidad correlate directly with outcrop exposures of replacement style galena matrix breccia at Galena Hill and with high-grade carapace breccia mineralization on the flank of Navidad Hill.

Galena Hill Anomaly: In the Galena Hill area, the gravity survey has defined an important anomaly with multiple peaks approximately 0.8 x 1.1 km in size. This anomaly has a "donut-like" form with a central low surrounded by higher density values; amplitude of this anomaly is approximately 0.6 to 0.8 milligals above surrounding values. This complex anomaly is partly coincident with, but somewhat smaller in size, than the previously announced Gradient and Pole-Dipole I.P. chargeability anomaly at Navidad. The anomaly is not reasonably explained by simple lithologic density variations and is most readily explained by the presence of sulphide/barite mineralization. Part of the gravity anomaly is spatially associated with mapped breccia-hosted mineralization on surface and it correlates very well with potential extensions to this mineralization indicated by the most intense Pole-Dipole IP chargeability anomaly on line 51,200E.

Navidad Hill Anomaly: A second gravity high of approximately 260 by 550m in diameter is spatially associated with mapped Bonanza Grade Structures at Navidad Hill. This anomaly may be caused by the combination of sulphide mineralization and the denser host rock of the flow dome at Navidad Hill relative to surrounding sediments. It covers the portion of the flow dome known to host Bonanza Grade Structures and their strike extension. Most of the rest of the flow dome is not represented by a gravity high.

Detailed information on the Navidad Project including the gravity and magnetic surveys is available on IMA's web site at HTTP://WWW.IMAEXPLORATION.COM.

Gravity data acquisition was performed by Proingeo S. A., an Argentine geophysical and topographic survey contractor. Quantec Geoscience provided consulting services to IMA on survey design and execution, has reviewed data quality, and built a three dimensional model of the survey results using the University of British Columbia (Canada) inversion software. Quantec reports raw data quality is very good. The gravity survey covers an area of approximately
2.2 by 2.5 km centred on the previously reported IP chargeability anomaly. It includes 385 gravity stations that were measured on two lines with closely spaced points and additional points spaced at about 100 by 200m intervals.

The magnetic survey was performed by Quantec Geoscience and covers the entire Navidad grid (7.2 x 2.5 km) totalling 88.7 line kilometres (including a 6.2km tie line). Data was collected at 10m intervals along lines spaced 200m apart. Quantec made standard corrections for diurnal variations and produced plan maps of the total field magnetic data and pole reduced data. Mapped mineralization at Navidad, Galena, and Barite Hills is not associated with magnetic anomalies nor is the IP chargeability anomaly. The area of the large gradient and Pole-Dipole IP chargeability is characterized by a low, flat magnetic response that indicates magnetite is not the source of the chargeability anomaly.

IMA Exploration Inc. has a strong treasury in excess of $4,000,000 to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. 2003 Number 22